SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Tetros, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

1000 N West Street
Suite 1200
Wilmington, Delaware 19801
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

April 4, 2007
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

ColdStar Capital

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Tetros, Inc., a Delaware corporation, with its principal place of business located at 1000 N West Street, Suite 1200. Wilmington,Delaware 19801. The telephone number is (302)-351-4349.

This Schedule 13D relates the Stock Purchase Agreement between Michael Raleigh and ColdStar Capital pursuant to which all of the outstanding common shares of the Issuer were purchased by ColdStar Capital (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is ColdStar Capital, hereinafter sometimes referred to as the “Reporting Person. ColdStar Capital is a specialized provider of investment capital for small and mid sized companies. We are a hands-on partner able to provide companies with capital for growth and acquisitions, innovative management ideas, creative problem solving and strategic, long-term planning. The company is based in Georgetown, Cayman Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement was $25,000. The source of funds was the working capital of ColdStar Capital.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the existing sole shareholder of the Issuer. The purpose of the Agreement was for the Reporting Person to acquire all of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 100,000 of the issued and outstanding common shares of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Michael Raleigh and ColdStar Capital. was filed pursuant to a Current Report on Form 8-K filed with the SEC on April 4, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007               Signature:

ColdStar Capital

By: /s/ Jonathon Nicholson
Jonathon Nicholson, President